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                                                                       EXHIBIT A

Schedule 13D
Filer:   Betty P. Papapanou


ITEM 7: Portions of divorce decree dated June 7, 2000, relating to the transfer and voting of shares of Image Sensing Systems, Inc. [Betty P. Papapanou, Petitioner]:

                  9.4 Image Sensing Systems, Inc. Common Stock. Petitioner is awarded all right, title and interest in and to one-half of the 1,362,417 shares of Image Sensing Systems, Inc. Common Stock owned by the parties, or a total of 681,208(1) shares of such stock. Said stock shall be transferred in such a manner as to provide each of the parties with an equal cost basis in the stock each receives.

                  9.5 Image Sensing Systems, Inc. Stock Options. Petitioner is awarded all right, title and interest in and to one-half of the 114,000 options to purchase Image Sensing Systems, Inc. stock at $3.958 per share, currently owned by the parties, divided in such a manner to provide each party with an equal number of options with equal potential value at transfer.

                           If these options can be assigned, transferred or
                  otherwise immediately transferred to Petitioner, then Respondent shall cooperate to do so. In the event the options cannot be assigned or otherwise transferred, then Respondent shall hold the options in constructive trust for Petitioner's benefit, subject to the following conditions:

                                    9.5.1 Within ten (10) days of receipt of
                           written notice, Respondent shall take the necessary steps to exercise any of the above options at Petitioner's request.

                                    9.5.2 Respondent's exercise of the options
                           shall be subject to any applicable legal or contractual restrictions on the exercise.

                                    9.5.3 In the event there is a cost to
                           exercise the options, then Petitioner shall provide the necessary funds to Respondent prior to Respondent actually exercising the options.

                                    9.5.4 Petitioner shall report the ordinary
                           income and/or capital gains from the receipt or exercise of these options on her income tax returns and shall notify the IRS of the inconsistent treatment of gains/income.

                  9.6 Voting Agreement. Petitioner shall vote the stock she receives pursuant to paragraphs 9.4 and 9.5 hereof consistent with the recommendations of the majority of the Board of Directors of Image Sensing Systems, Inc., unless Respondent agrees in writing that she need not so vote on a specific proposal. Petitioner shall certify to Respondent in writing (at least five business days prior to the voting deadline) that she has voted her shares in compliance with this provision at the time she votes on each proposal. Petitioner shall authorize Respondent in writing to verify with the Transfer Agent or the Corporation that she has voted in compliance with this provision.







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(1) Subsequent to the divorce decree, number of shares was clarified to denote that 655,291 were transferred from Panos Michalopoulos to Petitioner, resulting in total ownership by Petitioner of 680,368.